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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66945

SEC Mail Processing Section
MAY 31 2011
Washington, DC
110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/10** (MM/DD/YY) AND ENDING **03/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JAYPEE INTERNATIONAL, INC.

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Wacker Drive Suite 1700
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sorabh Arora	**(312) 254-5044**
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Jaypee International, Inc.

We have audited the accompanying statement of financial condition of Jaypee International, Inc., (the "Company") as of March 31, 2011 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jaypee International, Inc. as of March 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(d) under Securities and Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
May 20, 2011

Jaypee International, Inc.

Statement of Financial Condition

March 31, 2011

Assets

Equity in brokerage accounts		
Cash	$	9,274,645
Securities, at fair value		28,010
Unrealized gain on open contracts		428,421
Due from brokers		9,731,076
Cash in bank		272,399
Rebates receivable		71,186
Exchange memberships, at cost (market value $1,071,500)		914,200
Deposits and other		494,420
	$	11,483,281

Liabilities and Stockholder's Equity

Liabilities:		
Due to brokers	$	281,441
Accounts payable and accrued expenses		114,802
Taxes payable		59,255
		455,498

Stockholder's Equity

Common stock, $1 par value; 75,000,000 shares authorized, 44,036,000 shares issued and outstanding		44,036,000
Accumulated (deficit)		(33,008,217)
		11,027,783
	$	11,483,281

See accompanying notes.

Jaypee International, Inc.

Statement of Operations

Year Ended March 31, 2011

Revenues	
Trading gains, net	$ 3,310,487
Dividends and interest	86,459
Other	32,400
	3,429,346
Expenses	
Employee compensation and benefits	406,220
Commissions and fees	136,509
Professional fees	60,213
Franchise and payroll taxes	142,070
Occupancy	103,100
Office	94,657
Other expenses	165,636
Software fees	1,552,788
	2,661,193
Net income	768,153

See accompanying notes.

Jaypee International, Inc.

Statement of Changes in Stockholder's Equity

Year Ended March 31, 2011

	Common Stock	Treasury Stock	Accumulated Deficit	Total
Balance at April 1, 2010	$ 51,950,000	$ (4,100,000)	$ (33,776,370)	$ 14,073,630
Retirement of common stock in treasury	(4,100,000)	4,100,000		-
Cancellation of common stock	(3,814,000)			(3,814,000)
Net income	-	-	768,153	768,153
Balance at March 31, 2011	$ 44,036,000	$ 0	$ (33,008,217)	$ 11,027,783

See accompanying notes.

Jaypee International, Inc.

Statement of Cash Flows

Year Ended March 31, 2011

Cash flows from operating activities		
Net income	$	768,153
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Equity in brokerage accounts		
Cash		695,636
Securities, at fair value		1,081,631
Unrealized gain on open contracts		(1,542,730)
Rebates receivable		(71,186)
Receivable from clearing broker		281,223
Stock in exchange		2,528,880
Deposits and other		(202,698)
Increase (decrease) in operating liabilities:		
Due to brokers		205,735
Accounts payable and accrued expenses		(236)
Franchise and payroll taxes payable		59,255
Net cash provided by operating activities		3,803,663
Cash flows used in financing activities:		
Cancellation of common stock		(3,814,000)
Net cash used in financing activities		(3,814,000)
Decrease in cash		(10,337)
Cash at beginning of the year		282,736
Cash at end of the year	$	272,399

See accompanying notes.

1. Organization and Business

Jaypee International, Inc. (the "Company") was incorporated in the State of Delaware in June 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission, is registered as an independent introducing broker under the Commodity Exchange Act, and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (the "NFA"). The Company engages in trading of securities, options on securities, futures, options on futures, OTC derivates, and forward contracts for its own account.

The Company is a wholly owned subsidiary of Jaypee Capital Services, Ltd. (the "Parent"), a securities and futures brokerage firm based in India. The Company has a clearing account with the Parent.

During the year, the Company conducted business with another wholly owned subsidiary of the Parent, Jaypee Singapore Pte, Ltd. ("JSP").

2. Summary of Significant Accounting Policies

<u>Revenue Recognition</u>
Securities, futures, options on futures, and forward transactions are recorded on trade date and carried at fair value based on quoted prices, with resulting gains and losses reflected in income. Unrealized gains and losses from proprietary transactions are reflected in trading gains and losses, net of direct trading expenses. Commission income is recorded on trade date, net of related commission expense.

<u>Income Taxes</u>
Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") topic 740 during 2009, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have an immaterial effect on its financial statements.

2. Summary of Significant Accounting Policies, Continued

Use of Estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from these estimates.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated throughout the year and at year-end rates of exchange, while the income statement accounts are translated monthly throughout the year at average rates of exchange. Gains or losses resulting from foreign currency transactions are included in net income.

Exchange Memberships

Exchange memberships are held for operating purposes and are carried at cost.

3. Fair Value Disclosure

The Company has adopted FASB ASC topic 820, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. FASB ASC topic 820 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs - quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs - other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs - unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation

At March 31, 2011, the Company had open futures contracts at a net unrealized gain, and securities at fair value totaling $428,421 and $28,010, respectively, which were Level 1 investments and did not have any level 2 or 3 investments.

4. Related Party Transactions

Included in equity in brokerage accounts are amounts due from JSP, an affiliate of the Company through common ownership, and the Parent of approximately $4,300,000 and $1,400,000, respectively.

5. Stockholder's Equity

During the year ended March 31, 2011, the Company retired 4,100,000 shares of its common stock held in treasury.

6. Off-Balance Sheet Risk

Proprietary Trading Activities
In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures, options on futures, and forwards. Futures provide for the delayed delivery or purchase of financial instruments at a specified future date, specified price or yield. An option contract conveys to the purchaser the right, but not the obligation, to buy or sell a financial instrument or commodity at a predetermined rate or price at a time in the future. These financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk
Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit Risk
Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace contracts in which the Company has a gain. Exchange-traded financial instruments, such as financial futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

6. Off-Balance Sheet Risk, Continued

Customer Activities
The Company is a broker-dealer and an independent introducing broker responsible for the credit risk of the customers it introduces to, and that are carried on a fully disclosed basis on the books of its clearing brokers. To reduce its risk, the Company seeks to control the risks associated with its customers' activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

7. Concentration of Credit Risk

The Company enters into various transactions with clearing brokers and banks. The risk of default depends on the creditworthiness of the counterparties to these transactions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

At March 31, 2011, a significant credit concentration consisted of equity in a brokerage account with JSP, of approximately $4,300,000, which represents approximately 40% of the Company's equity. Management does not consider any credit risk associated with this asset to be significant.

8. Lease Commitment

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. Rent expense for the year ended March 31, 2011 totaled approximately $103,000.

The minimum annual rental commitments under a non-cancelable operating lease are approximately as follows as of March 31, 2011:

Year Ending March 31		Amount
2012	$	56,000
2013		44,000
2014		46,000
Thru November 30, 2014		31,000
Total	$	177,000

9. Income Taxes

At March 31, 2011, the Company has a net operating loss carryforward available to offset future taxable income of approximately $33,000,000 which expires in years 2023 through 2030. The Company has a deferred tax asset of approximately $13,300,000 arising from this net operating loss carryforward, which is fully reserved as realization is not assured. The deferred tax asset and the valuation allowance decreased by approximately $300,000 during the year ended March 31, 2011.

10. Minimum Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and an introducing broker subject to the Commodity Futures Trading Commission minimum capital requirements (Regulation 1.17). Under these rules, the Company is required to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined, or the amount required by its self-regulatory organization, the National Futures Association.

At March 31, 2011, the Company had net capital and net capital requirements of $1,828,962 and $100,000, respectively. Management has no plans to withdraw funds that would render the company deficient of the required capital requirement.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **JAYPEE INTERNATIONAL, INC.** as of **March 31, 2011**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - item 1800)			$ 11,027,783	[3480]
2.	Deduct Ownership equity not allowable for net capital				[3490]
3.	Total ownership equity qualified for net capital			$ 11,027,783	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
	B. Other (deductions) or allowable credits (List)				[3525]
5.	Total capital and allowable subordinated liabilities			$ 11,027,783	[3530]
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (See detail below)	$ 6,886,319	[3540]		
	1. Additional charges for customers' and non-customers' security accounts.		[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts.		[3560]		
	B. Aged fail-to-deliver		[3570]		
	1. Number of items ______ [3450]				
	C. Aged short security differences-less reserved of ______ [3470]		[3580]		
	number of items ______ [3470]				
	D. Secured demand note deficiency		[3590]		
	E. Commodity futures contracts and spot commodities proprietary capital charges		[3600]		
	F. Other deductions and/or charges	$ 2,308,301	[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x)		[3615]		
	H. Total deduction and/or charges.			$ (9,194,620)	[3620]
7.	Other additions and/or allowable credits (List)				[3630]
8.	Net Capital before haircuts on securities positions			$ 1,833,163	[3640]
9.	Haircuts on securities : (computed, where applicable pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and Investment securities				
	1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
	2. U.S. and Canadian government obligations		[3690]		
	3. State and municipal government obligations		[3700]		
	4. Corporate obligations		[3710]		
	5. Stocks and warrants		[3720]		
	6. Options		[3730]		
	7. Arbitrage		[3732]		
	8. Other securities		[3734]		
	D. Undue concentration		[3650]		
	E. Other (Money Market)	$ 4,201	[3736]	$ (4,201)	[3710]
10.	Net Capital			$ 1,828,962	[3750]

OMIT PENNIES

Non-Allowable Assets (line 6.A):

Equity in brokerage accounts - cash	$ 5,729,172
Deposits and other	242,947
Exchange memberships	914,200
	$ 6,886,319

Note: There are no material differences between the audited computation of net capital and the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **JAYPEE INTERNATIONAL, INC.** as of **March 31, 2011**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	30,368	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	100,000	[3760]
14.	Excess net capital (line 10 less 13)	$	1,728,962	[3770]
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$	1,708,962	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 455,498	[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Fair value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii)).				[3838]
19.	Total aggregate indebtedness			$ 455,498	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			24.90%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 - by line 17 page 8)		[3851]
27.	Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: the greater of: A. 5% of combined aggregate debit items or $120,000		[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the fair values of memberships in exchanges contributed for use of Partnership (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

JAYPEE INTERNATIONAL, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

March 31, 2011

The Company did not handle any customer cash or securities during the year ended March 31, 2011 and does not have any customer accounts.

JAYPEE INTERNATIONAL, INC.

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

March 31, 2011

The Company did not handle any proprietary accounts of introducing brokers during the year ended March 31, 2011 and does not have any PAIB accounts.

JAYPEE INTERNATIONAL, INC.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

March 31, 2011

The Company did not handle any customer cash or securities during the year ended March 31, 2011 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder of
Jaypee International, Inc.

In planning and performing our audit of the financial statements of Jaypee International, Inc. (the "Company") as of and for the year ended March 31, 2011, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons
(2) Recordation of differences required by Rule 17a-13
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not perform any test work on the daily computations of the segregation requirements of section 4d(2) of the CFTC and the regulations thereunder, and the segregation of funds based on such computations or the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC since the Company did not handle any customer cash or securities during the year ended March 31, 2011.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's 'above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

R&J

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2011 to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the CFTC, FINRA, NFA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
May 20, 2011

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of
Jaypee International Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures listed below with respect to the accompanying Schedule of Assessment and Payments for the Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2011, which were agreed to by Jaypee International, Inc. (the "Company") and the Securities and Exchange Commission, SIPC, and the Financial Industry Regulatory Authority solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2011 with the amounts reported in Form SIPC-7 for the year ended March 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

May 20, 2011

JAYPEE INTERNATIONAL, INC.

Schedule of Assessment and Payments
Form SIPC 7
Year ended March 31, 2011

		Amount	Payment Date
SIPC 7 annual general assessment	$	464	
Total annual assessment	$	464	
SIPC 7 payment		464	5/18/2011
Total payments		464	
Overpayment (Amount due)	$	-	

JAYPEE INTERNATIONAL, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION
1.10 UNDER THE COMMODITY EXCHANGE ACT

March 31, 2011

R&J

RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

JAYPEE INTERNATIONAL, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION
1.10 UNDER THE COMMODITY EXCHANGE ACT

March 31, 2011

OATH OR AFFIRMATION

I, Sorabh Arora, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jaypee International, Inc. , as of March 31, 2011 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Subscribed and sworn to before me this 27th day of May, 2011

"OFFICIAL SEAL"
ALAN R. JURASKA
Notary Public, State of Illinois
My Commission Expires 08/20/12

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)